UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

SUNLINK HEALTH SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Ohio	81-5166048
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

900 Circle 75 Parkway Suite 690 Atlanta, Georgia 30339	30339
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Series C Fractional Interests in Series C Redeemable Preferred Shares, no par value

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

Series C Fractional Interests in Series C Preferred Shares

On August 2, 2023, the board of directors (the “Board”) of SunLink Health Systems, Inc. (“SSY,” the “Company,” we,” “us” or “our”) declared a dividend per Common Share of one fractional interest in one of the Company’s Series C Redeemable Preferred Shares (the “Series C Preferred Shares”) and each such fraction of Series C Preferred Share, (a “Series C Fractional Interest”), for each outstanding share of the Company’s common shares, no par value per share (the “Common Shares”), payable on August 16, 2023 to shareholders of record at 5:00 p.m. Eastern Time on August 15, 2023 (the “Dividend Record Date”). The following is a summary of the material terms and provisions of the Series C Preferred Shares. Each Series C Preferred Share is entitled to one million (1,000,000) votes and each Series C Fractional Interest in a Series C Preferred Share accordingly is entitled to one thousand (1,000) votes out of such one million votes, in each case voting with the Common Shares as a single class. Series C Fractional Interests may not be transferred separately from the Common Shares and are represented by the Common Shares. Each Common Share is entitled to one (1) vote as a Common Share and also one thousand (1,000) votes for the corresponding Series C Fractional Interest thereon, limited to voting exclusively on a proposal to approve the reincorporation of the Company under the laws of the State of Georgia (the “Reincorporation Proposal”) and any proposal to approve the adjournment or recess of any meeting of shareholders called for the purpose of voting on the Reincorporation Proposal (the “Adjournment Proposal”) or any other matter required under the Ohio Revised Code (“ORC”) to be brought before such meeting. Votes of the Series C Fractional Interests may be cast only if the holder is present by proxy or in person at the Special Meeting. The votes of each of the Series C Preferred Shares are exercised through and by holders of the Series C Fractional Interests and, unless previously redeemed, are automatically cast the same as the vote of the Common Shares with respect to which they were issued and may not be cast separately from such Common Share.

General; Transferability

The Series C Fractional Interests will be uncertificated and represented in book-entry form. The Series C Preferred Shares may, but except as required by the ORC need not, be issued initially in the form of one or more fully registered global certificates(“Global Series C Preferred Shares”), which, if so issued, shall be deposited on behalf of the holders represented thereby with the Transfer Agent, as custodian for a securities depositary (the “Depositary”) that, to the extent required by applicable law, is a clearing agency under Section 17A of the Exchange Act (or with such other custodian as the Depositary may direct), and registered in the name of the Depositary or its nominee, duly executed by the Company and authenticated by the Transfer Agent.

No Series C Fractional Interest may be transferred by the holder thereof except with a transfer by such holder of a corresponding Common Shares held by such holder, in which case a number of Series C Fractional Interests equal to the number of Common Shares to be transferred by such holder will be automatically transferred to the transferee of such Common Shares.

Voting Rights

Each Series C Preferred Share will be entitled to 1,000,000 votes per share (and, for the avoidance of doubt, each Series C Fractional Interest will have a ratable number of votes). Thus, each Series C Fractional Interest will entitle the holder thereof to 1,000 votes. The outstanding Series C Fractional Interests will vote together with the outstanding Common Shares of the Company as a single class exclusively with respect to (1) the Reincorporation Proposal, and (2) any Adjournment Proposal. Neither the Series C Preferred Shares nor the Series C Fractional Interests will be entitled to vote on any other matter, except to the extent required under the ORC.

Unless otherwise provided on any applicable proxy card or voting instructions with respect to the voting on the Reincorporation Proposal or the Adjournment Proposal, the vote of the Series C Fractional Interests (and thus Series C Preferred Shares) entitled to vote on the Reincorporation Proposal, the Adjournment Proposal or any other matter required under the ORC to be brought before any meeting of shareholders held to vote on the Reincorporation Proposal and the Adjournment Proposal shall be cast in the same manner as the vote, if any, of the Common Shares in respect of which such Series C Fractional Interest issued as a dividend is cast on the Reincorporation Proposal, the Adjournment Proposal and the proxy card or voting instructions with respect to Common Shares held by any holder on whose behalf such proxy card or voting instructions is submitted will be deemed to include all Series C Fractional Interests and Series C Preferred Shares (or fraction thereof) held by such holder. Holders of Series C Fractional Interests will not receive a separate proxy card or opportunity to cast votes with respect to the Series C Fractional Interests on the Reincorporation Proposal, the Adjournment Proposal or any other matter brought before any meeting of shareholders held to vote on the Reincorporation Proposal.

Dividend Rights

The Series C Preferred Shares and thus the Series C Fractional Interests, will not be entitled to receive dividends of any kind.

Liquidation Preference

The Series C Preferred Shares shall rank senior to the Common Shares as to any distribution of assets upon a liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily (a “Dissolution”). The Series C Preferred Shares shall rank junior to any other series of preferred shares, including any Series B Preferred Shares (if any such shares are then outstanding), as to any distribution of assets upon a Dissolution. Upon any Dissolution, each outstanding Series C Preferred Share will be entitled to be paid out of the assets of the Company available for distribution to shareholders, after the distribution to the holders of Series B Preferred Shares (if any) and prior and in preference to any distribution to the holders of Common Shares an amount in cash equal to $0.001 per outstanding Series C Preferred Share.

Redemption

All Series C Fractional Interests that are not present in person or by proxy at any meeting of shareholders held to vote on the Reincorporation Proposal and the Adjournment Proposal concurrently with the opening of the meeting and prior to the opening of the polls on the Reincorporation Proposal at such meeting (the “Initial Redemption Time”) will automatically be redeemed by the Company at the Initial Redemption Time without further action on the part of the Company or the holder of Series C Fractional Interests or Series C Preferred Shares (the “Initial Redemption”). Any outstanding Series C Fractional Interests and Series C Preferred Shares that have not been redeemed pursuant to an Initial Redemption will be redeemed in whole, but not in part, (i) if such redemption is ordered by the Board in its sole discretion, automatically and effective on such time and date specified by the Board in its sole discretion or (ii) automatically upon the approval by the Company’s shareholders of the Reincorporation Proposal at any meeting of shareholders held for the purpose of voting on such proposal.

Each Series C Fractional Interest and each Series C Preferred Share redeemed in any redemption described above will be redeemed for no consideration.

Miscellaneous

The Series C Fractional Interests and Series C Preferred Shares are not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series C Preferred Shares and the Series C Fractional Interests therein have no stated maturity and are not subject to any sinking fund. The Series C Fractional Interests and the Series C Preferred Shares are not subject to any restriction on the redemption or repurchase of shares or interests therein by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

The Certificate of Amendment establishing the Series C Redeemable Preferred Shares (the “Certificate of Amendment”) was filed with the Secretary of State of the State of Ohio and became effective on August 8, 2023. The foregoing description of the Series C Fractional Interests and the Series C Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the Certificate of Amendment, which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 2. Exhibits.

The following exhibit is filed as a part of this Registration Statement:

Exhibit No.	Description

3.1	Certificate of Amendment to Articles of Incorporation incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 8, 2023

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 10, 2023	SunLink Health Systems, Inc.

	By:	/s/ Robert M. Thornton, Jr.
	Name:	Robert M. Thornton, Jr.
	Title:	Chief Executive Officer